                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                                 SCHEDULE 13D


                  Under the Securities Exchange Act of 1934*
                               (Amendment No. 2)

                         MALLON RESOURCES CORPORATION
    ----------------------------------------------------------------------
                               (Name of Issuer)


                    Common Stock, par value $0.01 per share
    ----------------------------------------------------------------------
                        (Title of Class of Securities)

                                   561240201
                      -----------------------------------
                                (CUSIP Number)

                                   COPY TO:
                                  Rob Barrett
                     J O Hambro Capital Management Limited
                                  Ryder Court
                                14 Ryder Street
                           London SW1Y 6QB, England

                              011-44-207-747-5640
-------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)



                                 June 27, 2001
    ----------------------------------------------------------------------
           (Dates of Events which Require Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box


Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D
          ---------                                       --------------------
CUSIP No. 561240201                                       Page 2 of 13 Pages
          ---------                                       --------------------

------------------------------------------------------------------------------
 1.   NAMES OF REPORTING PERSONS
      S.S OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

      J O Hambro Capital Management Limited
      No IRS Identification Number
------------------------------------------------------------------------------
 2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
 3.   SEC USE ONLY


------------------------------------------------------------------------------
 4.   SOURCE OF FUNDS

      WC
------------------------------------------------------------------------------
 5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)  [_]

------------------------------------------------------------------------------
 6.   CITIZENSHIP OR PLACE OF ORGANIZATION

      England
------------------------------------------------------------------------------
                     7.   SOLE VOTING POWER

     NUMBER OF
                          0
      SHARES       -----------------------------------------------------------
                     8.   SHARED VOTING POWER
   BENEFICIALLY

     OWNED BY             1,578,200
                   -----------------------------------------------------------
       EACH          9.   SOLE DISPOSITIVE POWER

    REPORTING
                          0
      PERSON       -----------------------------------------------------------
                     10.  SHARED DISPOSITIVE POWER
       WITH
                          1,578,200
------------------------------------------------------------------------------
 11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


      1,578,200
------------------------------------------------------------------------------
 12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                     [_]
------------------------------------------------------------------------------

------------------------------------------------------------------------------
------------------------------------------------------------------------------
 13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      14.8%
------------------------------------------------------------------------------
 14.  TYPE OF REPORTING PERSON

      IA, CO
------------------------------------------------------------------------------

                                 SCHEDULE 13D
          ---------                                        -------------------
CUSIP No. 561240201                                        Page 3 of 13 Pages
          ---------                                        -------------------

------------------------------------------------------------------------------
 1.   NAMES OF REPORTING PERSONS
      S.S OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

      J O Hambro Capital Management (Holdings) Limited
      No IRS Identification Number
------------------------------------------------------------------------------
 2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
 3.   SEC USE ONLY


------------------------------------------------------------------------------
 4.   SOURCE OF FUNDS

      WC
------------------------------------------------------------------------------
 5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]

------------------------------------------------------------------------------
 6.   CITIZENSHIP OR PLACE OF ORGANIZATION

      England
------------------------------------------------------------------------------
                     7.   SOLE VOTING POWER

     NUMBER OF
                          0
      SHARES       -----------------------------------------------------------
                     8.   SHARED VOTING POWER
   BENEFICIALLY

     OWNED BY             1,578,200
                   -----------------------------------------------------------
       EACH          9.   SOLE DISPOSITIVE POWER

    REPORTING
                          0
      PERSON       -----------------------------------------------------------
                     10.  SHARED DISPOSITIVE POWER
       WITH
                          1,578,200
------------------------------------------------------------------------------
 11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


      1,578,200
------------------------------------------------------------------------------
 12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                      [_]
------------------------------------------------------------------------------

--------------------------------------------------------------------------------
 13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      14.8%
------------------------------------------------------------------------------
 14.  TYPE OF REPORTING PERSON

      IA, CO
------------------------------------------------------------------------------

                                 SCHEDULE 13D
          ---------                                        -------------------
CUSIP No. 561240201                                        Page 4 of 13 Pages
          ---------                                        -------------------

------------------------------------------------------------------------------
 1.   NAMES OF REPORTING PERSONS
      S.S OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

      American Opportunity Trust plc
      No IRS Identification Number
------------------------------------------------------------------------------
 2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
 3.   SEC USE ONLY


------------------------------------------------------------------------------
 4.   SOURCE OF FUNDS

      WC
------------------------------------------------------------------------------
 5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]

------------------------------------------------------------------------------
 6.   CITIZENSHIP OR PLACE OF ORGANIZATION

      England
------------------------------------------------------------------------------
                     7.   SOLE VOTING POWER

     NUMBER OF
                          0
      SHARES       -----------------------------------------------------------
                     8.   SHARED VOTING POWER
   BENEFICIALLY

     OWNED BY             300,000
                   -----------------------------------------------------------
       EACH          9.   SOLE DISPOSITIVE POWER

    REPORTING
                          0
      PERSON       -----------------------------------------------------------
                     10.  SHARED DISPOSITIVE POWER
       WITH
                          300,000
------------------------------------------------------------------------------
 11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


      300,000
------------------------------------------------------------------------------
 12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                  [_]
------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
 13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      2.8%
------------------------------------------------------------------------------
 14.  TYPE OF REPORTING PERSON

      IA, CO
------------------------------------------------------------------------------

                                 SCHEDULE 13D
          ---------                                        -------------------
CUSIP No. 561240201                                        Page 5 of 13 Pages
          ---------                                        -------------------

------------------------------------------------------------------------------
 1.   NAMES OF REPORTING PERSONS
      S.S OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

      Christopher Harwood Bernard Mills
      No IRS Identification Number
------------------------------------------------------------------------------
 2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
 3.   SEC USE ONLY


------------------------------------------------------------------------------
 4.   SOURCE OF FUNDS

      WC
------------------------------------------------------------------------------
 5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]

------------------------------------------------------------------------------
 6.   CITIZENSHIP OR PLACE OF ORGANIZATION

      England
------------------------------------------------------------------------------
                     7.   SOLE VOTING POWER

     NUMBER OF
                          0
      SHARES       -----------------------------------------------------------
                     8.   SHARED VOTING POWER
   BENEFICIALLY

     OWNED BY             1,578,200
                   -----------------------------------------------------------
       EACH          9.   SOLE DISPOSITIVE POWER

    REPORTING
                          0
      PERSON       -----------------------------------------------------------
                     10.  SHARED DISPOSITIVE POWER
       WITH
                          1,578,200
------------------------------------------------------------------------------
 11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


      1,578,200
------------------------------------------------------------------------------
 12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                      [_]
------------------------------------------------------------------------------

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
 13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      14.8%
------------------------------------------------------------------------------
 14.  TYPE OF REPORTING PERSON

      IN
------------------------------------------------------------------------------

                                 SCHEDULE 13D
          ---------                                        -------------------
CUSIP NO. 561240201                                        Page 6 of 13 Pages
          ---------                                        -------------------

------------------------------------------------------------------------------
 1.   NAME OF REPORTING PERSONS
      S.S OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

      The Trident North Atlantic Fund
      No IRS Identification Number
------------------------------------------------------------------------------
 2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
 3.   SEC USE ONLY


------------------------------------------------------------------------------
 4.   SOURCE OF FUNDS

      WC
------------------------------------------------------------------------------
 5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]

------------------------------------------------------------------------------
 6.   CITIZENSHIP OR PLACE OF ORGANIZATION

      England
------------------------------------------------------------------------------
                     7.   SOLE VOTING POWER

     NUMBER OF
                          0
      SHARES       -----------------------------------------------------------
                     8.   SHARED VOTING POWER
   BENEFICIALLY

     OWNED BY             786,000
                   -----------------------------------------------------------
       EACH          9.   SOLE DISPOSITIVE POWER

    REPORTING
                          0
      PERSON       -----------------------------------------------------------
                     10.  SHARED DISPOSITIVE POWER
       WITH
                          786,000
------------------------------------------------------------------------------
 11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


      786,000
------------------------------------------------------------------------------
 12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                      [_]
------------------------------------------------------------------------------

--------------------------------------------------------------------------------
 13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      7.4%
------------------------------------------------------------------------------
 14.  TYPE OF REPORTING PERSON

      IV, CO
------------------------------------------------------------------------------

Item 1. Security Issuer.

        This Amendment No. 2 to the Statement on Schedule 13D (the "Statement") is filed on behalf of the parties to the Joint Filing Agreement (the "Filing Parties"), dated as of June 11, 2001, as previously filed with the Securities and Exchange Commission (the "SEC"). This Statement amends Items 1, 3, and 5 of the Statement on Schedule 13D filed on June 11, 2001 with the SEC by the Filing Parties, as amended by Amendment No. 1 filed with the SEC on June 22, 2001.

        The class of equity securities to which this Statement relates is the Common Stock, par value $0.01 per share (the "Common Stock") of Mallon Resources Corporation, a Colorado corporation (the "Issuer"). The principal executive offices of the Issuer are located at 999 18th Street, Suite 1700, Denver, Colorado 80202.

Item 2. Identity and Background.

        2 (a-c,f).

        I.   Filing Parties:
             --------------

        This Statement is filed on behalf of the following five persons, who are collectively referred to as the "Filing Parties":

1. J O Hambro Capital Management (Holdings) Limited ("Holdings") is a corporation organized under the laws of England with its principal office and business at Ryder Court, 14 Ryder Street, London SW1Y 6QB England. Holdings functions as the ultimate holding company for J O Hambro Capital Management Limited.

2. J O Hambro Capital Management Limited ("J O Hambro Capital Management"), formerly named J O Hambro & Partners Limited, is a corporation organized under the laws of England with its principal office and business at Ryder Court, 14 Ryder Street, London SW1Y 6QB England. J O Hambro Capital Management is principally engaged in the business of investment management and advising. It serves as co-investment adviser to NASCIT and as investment adviser to Oryx as well as private clients.

3. Christopher Harwood Bernard Mills is a British citizen whose business address is Ryder Court, 14 Ryder Street, London SW1Y 6QB England. His principal employment includes service as executive director of NASCIT, as a director of J O Hambro Capital Management and Oryx, and as co-investment adviser to NASCIT.

4. American Opportunity Trust plc ("American Opportunity Trust"), formerly named Leveraged Opportunity Trust plc, is a corporation organized under the laws of England with its principal office and business at Ryder Court, 14 Ryder Street, London SW1Y 6QB England. American Opportunity Trust is a publicly-held investment trust company.

        Christopher Harwood Bernard Mills and J O Hambro Capital Management serve as co-investment advisers to American Opportunity Trust.

5. The Trident North Atlantic Fund ("Trident North Atlantic") is an open-ended investment Company incorporated in the Cayman Islands with its principal office and business at P. O. Box 309, Ugland House, George Town, Grand Cayman, Cayman Islands. Trident North Atlantic is a publicly-held regulated Mutual Fund. Christopher Harwood Bernard Mills serves as a director of Trident North Atlantic and J O Hambro Capital Management serves as an investment adviser to Trident North Atlantic.


II.     Control Relationships:
        ---------------------

        J O Hambro Capital Management is a wholly-owned subsidiary of J O Hambro Capital Management (Holdings) Limited.

        Christopher Mills serves as a director of J O Hambro Capital Management and as executive director of American Opportunity Trust.


III.    Executive Officers and Directors:
        --------------------------------

        In accordance with the provisions of General Instruction C to Schedule 13D, information concerning the executive officers and directors of the Filing Parties is included in Schedule A hereto and is incorporated by reference herein.

        (d)   Criminal Proceedings
              --------------------

        During the last five years, neither the Filing Parties (or a controlling entity thereof) nor any executive officer or director of any of the Filing Parties (or a controlling entity thereof) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

        (e)   Civil Securities Law Proceedings
              --------------------------------

        During the last five years, neither the Filing Parties (or a controlling entity thereof) nor any executive officer or director of any of the Filing Parties (or a controlling entity thereof) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

        The Filing Parties used their working capital funds to purchase the shares of Common Stock of the Company (the "Shares") to which this statement relates.

        The amount of funds used to date to acquire the Shares is approximately $9,266,210 (exclusive of brokerage fees and commissions).

Item 4. Purpose of Transaction.

        The Filing Parties acquired their holdings of the Common Stock because they believed that the Common Stock represented a favorable investment opportunity. The Filing Parties believe that the current market valuation of the Common Stock does not fully reflect the inherent value of the Company's business. Furthermore, the Filing Parties have come to believe that the Board of Directors (the "Board") should consider thoroughly, potential opportunities to enhance shareholder value through, among other options, a business combination or sale of the company or its assets.

        The Filing Parties have no present intention, plans or proposals to change the existing senior management or the Board of the Company, or to effect, among other things, a business combination or sale of the Company or its assets. The Filing Parties will, from time to time, revisit the purpose of their investment in the Company. If, in the estimation of the Filing Parties, the divergence between the market valuation of the Common Stock and the inherent value of the Company's business persists, the Filing Parties may take such action as they believe is necessary to effectuate an extraordinary corporate transaction, such as a merger, asset sale or reorganization of the Company. Accordingly, future acquisitions of the Company's Common Stock may be for the purpose of, among other things, effecting an extraordinary corporate transaction, such as a merger, asset sale or reorganization of the Company.

Item 5. Interest in Securities of the Issuer.

        (a)-(b) The aggregate number and percentage of the outstanding Common Stock of the Company beneficially owned (i) by each of the Filing Parties, and
(ii) to the knowledge of the Filing Parties, by each other person who may be deemed to be a member of the Group, is as follows:

---------------------------    ---------------    -------------  ---------------  ---------------  -----------------

                                                                    Number of        Number of
                                                     Number of       Shares:          Shares:
         Filing                   Aggregate           Shares:        Shared           Sole or
         Party                    Number of            Sole         Power to          Shared          Approximate
                                   Shares:           Power to         Vote           Power to        Percentage*
                                                       Vote                          Dispose
 Holdings                         1,578,200              0          1,578,200       1,578,200            14.8%
 J O Hambro                       1,578,200              0          1,578,200       1,578,200            14.8%

 Capital Management
 Christopher H.B. Mills           1,578,200              0          1,578,200       1,578,200            14.8%
 American Opportunity
 Trust                              300,000              0            300,000         300,000             2.8%
 Trident North Atlantic             786,000              0            786,000         786,000             7.4%
----------------------------------------------------------------------------------------------------------------

 * Based on 10,646,094 shares of Common Stock, par value $0.01 per share, outstanding as of May 11, 2001, which is based on information reported in the Company's Quarterly Report on Form 10Q, for the period ended March 31, 2001.

     (c) In the 60 days prior to the date of the filing of this Statement, the Filing Parties effected no transactions in Common Stock other than those set forth in the following table:

     Resource Bankshares Mortgage Group, Inc. Trades in 60 days prior to filing


                                             No. of   Price
    Date             Filing Party            Shares   (US$)   Broker

     5/07/01  American Opportunity Trust      4,500    6.30   MacDonald
                                                              Investments

     5/09/01  American Opportunity Trust      4,500    6.30   MacDonald
                                                              Investments

     5/21/01  American Opportunity Trust    100,000    6.10   MacDonald
                                                              Investments

     5/23/01  Trident North Atlantic         84,000    5.80   MacDonald
                                                              Investments

     5/23/01  J O Hambro                     71,000    5.80   MacDonald
              Capital Management                              Investments

     5/29/01  Trident North Atlantic         15,000    6.00   MacDonald
                                                              Investments

     6/04/01  Trident North Atlantic          3,200    6.00   MacDonald
                                                              Investments

     6/05/01  Trident North Atlantic         18,000    6.00   MacDonald
                                                              Investments

     6/06/01  Trident North Atlantic         70,000    6.00   MacDonald
                                                              Investments

     6/06/01  J O Hambro                     48,000    6.00   MacDonald

                 Capital Management                              Investments

        6/07/01  J O Hambro                     63,000    5.96   MacDonald
                 Capital Management                              Investments

        6/07/01  Trident North Atlantic         94,000    5.96   MacDonald
                                                                 Investments

        6/20/01  J O Hambro                      9,200    6.00   MacDonald
                 Capital Management                              Investments

        6/20/01  Trident North Atlantic         15,800    6.00   MacDonald
                                                                 Investments

        6/21/01  American Opportunity Trust     50,000    6.00   MacDonald
                                                                 Investments

        6/21/01  J O Hambro                     95,200    6.00   MacDonald
                 Capital Management                              Investments

        6/21/01  Trident North Atlantic        147,000    6.00   MacDonald
                                                                 Investments

        6/25/01  Trident North Atlantic         25,000    6.00   MacDonald
                                                                 Investments

        6/27/01  Trident North Atlantic         63,000    6.00   MacDonald
                                                                 Investments

        6/27/01  J O Hambro                     37,000    6.00   MacDonald
                 Capital Management                              Investments

        6/29/01  J O Hambro                    168,000    5.92   MacDonald
                 Capital Management                              Investments

        6/29/01  Trident North                 251,000    5.92   MacDonald
                                                                 Investments

        All of the above transactions were effected on the open market and were purchases.

        (d) The private clients of J O Hambro Capital Management have an economic interest in the dividends from, and the proceeds of sales of, Common Stock beneficially owned by J O Hambro Capital Management. The shareholders of American Opportunity Trust have an economic interest in the dividends from, and the proceeds of sales of, Common Stock beneficially owned American Opportunity Trust.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

        As co-investment advisers to American Opportunity Trust, Christopher Harwood Bernard Mills and J O Hambro Capital Management share the right to transfer and vote the shares of Common Stock of the Company pursuant to an agreement dated as of January 7, 1993 between American Opportunity Trust and J O Hambro Capital Management.

                                  SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 2, 2001

                         J O HAMBRO CAPITAL MANAGEMENT LIMITED



                         By: /s/ R. G. BARRETT
                            ------------------------------------------------
                            Name:  R. G. Barrett
                            Title: Director
                            Executed on behalf of the parties hereto pursuant to the Joint Filing Agreement, as previously filed.